Form 4

1.   Name and Address of Reporting Person -- Kellogg, Peter
     R.
                            C/O Spear, Leeds & Kellogg
                            120 Broadway
                            New York, New York 10271

2.   Issuer Name and Ticker or Trading Symbol-- CenterSpan
     Communications Corp. (CSCC)
3.   IRS or Social Security Number of Reporting Person
     (Voluntary)
4.   Statement for Month/Year - January, 2001
5.   If Amendment, Date of Original (Month/Year)
6.   Relationship of Reporting Person to Issuer -- 10% Owner

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.   Title of Security -- Common Stock
2.   Transaction Date. -January 2, 2001.
3.   Transaction Code -- P.
4.   Securities Acquired (A) or Disposed of (D)
          Amount = 5,500.
          (A) or (D) = A.
          Price = 10.818
2.   Transaction Date. -January 3, 2001.
3.   Transaction Code -- P.
4.   Securities Acquired (A) or Disposed of (D)
          Amount = 4,500.
          (A)  or (D) = A.
          Price = 10.878.
2.   Transaction Date. -January 4, 2001.
3.   Transaction Code -- P.
4.   Securities Acquired (A) or Disposed of (D)
          Amount = 5,000.
          (A)  or (D) = A.
          Price = 12.775.
2.      Transaction Date. -January 5, 2001.
3.      Transaction Code -- P.
4.      Securities Acquired (A) or Disposed of (D)
          Amount = 3,300.
          (A)  or (D) = A.
          Price = 15.057.
2.      Transaction Date. -January 8, 2001.
3.      Transaction Code -- P.
4.      Securities Acquired (A) or Disposed of (D)
          Amount = 1,500.
          (A)  or (D) = A.
          Price = 13.771.
2.      Transaction Date. -January 9, 2001.
3.      Transaction Code -- P.
4.      Securities Acquired (A) or Disposed of (D)
          Amount = 1,000.
          (A)  or (D) = A.
          Price = 15.938.

5.   Amount of Securities Beneficially Owned at End of Month
     = 785786.
6.   Ownership Form -- (D).
7.   Nature of Indirect Beneficial Ownership -- N/A.
5.   Amount of Securities Beneficially Owned at End of Month
     =499,900. (1)
6.   Ownership Form -- (I).
7.   Nature of Indirect Beneficial Ownership Nature of
     Indirect Beneficial Ownership -- I.A.T. Reinsurance Syndicate Ltd., a Bermuda Corporation of which Mr. Kellogg is the sole holder of voting stock. Mr. Kellogg disclaims beneficial ownership of these shares.
(1) 273,853 are restricted shares.

Table II - Derivative Securities Acquired, Disposed of, or
Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security.                        N/A.
2. Conversion or Exercise Price of Derivative Security. N/A.
3. Transaction Date.                                    N/A.
4. Transaction Code.                                    N/A.
5. Number of Derivative Securities Acquired or Disposed N/A.
6. Date Exercisable and Expiration Date                 N/A.
7. Title and Amount of Underlying Securities            N/A.
8. Price of Derivative Securities                     N/A.
9. Number of Derivative Securities Beneficially Owned at End
   of Month                                           N/A.
10.Ownership Form of Derivative Security
   N/A.
11.Nature of Indirect Beneficial Ownership            N/A.


Date: February 9, 2001             Peter R. Kellogg
                                   Peter R. Kellogg